                   Morgan Stanley Limited Term Municipal Trust
                           1221 Avenue of the Americas
                               New York, NY 10020

July 29, 2005

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549
Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY LIMITED TERM MUNICIPAL TRUST
     (FILE NOS. 33-62158 AND 811-7700)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Limited Term Municipal Trust (the "Fund") filed with the Securities and Exchange Commission on May 26, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 15 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about July 29, 2005.

             GENERAL COMMENTS TO FORM N-1A
             -----------------------------

COMMENT 1.   PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY POLICY
             NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT AND
             DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                    Response 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.   PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
             ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE REQUIRED
             BY THE U.S. PATRIOT ACT.

                    Response 2. The requisite notice of the customer
                    identification verification policy is disclosed in the
                    account application form. Anti-money laundering and customer verification disclosure is also included under the
                    "Shareholder Information-How to Buy Shares" section of the
                    Fund's prospectus.

             COMMENTS TO THE PROSPECTUS
             --------------------------

COMMENT 3.   THE FUND'S INVESTMENT OBJECTIVE STATES THAT THE FUND SEEKS TO
             PROVIDE A HIGH LEVEL OF CURRENT INCOME THAT IS EXEMPT FROM FEDERAL
             INCOME TAX. THE FUND'S

             INVESTMENT POLICIES STATE THAT THE FUND MAY INVEST ANY AMOUNT OF
             ITS ASSETS IN SECURITIES THAT PAY INTEREST INCOME SUBJECT TO THE
             "ALTERNATIVE MINIMUM TAX," AND FURTHER STATES THAT SOME TAXPAYERS
             MAY HAVE TO PAY TAX ON A FUND DISTRIBUTION OF THIS INCOME. PLEASE
             RECONCILE THESE STATEMENTS

                    Response 3. As discussed under "Tax Consequences" in the
                    Prospectus, certain municipal securities issued to finance private, for profit organizations pay interest that is
                    generally exempt from federal income tax, but which may be subject to the alternative minimum tax. Accordingly, to the extent it invests in such private activity bonds, the Fund will pass through to its shareholders income that is exempt from federal income tax, consistent with its investment
                    objective. However, certain shareholders who are subject to the alternative minimum tax because they have claimed
                    numerous deductions or exemptions would have to pay federal income tax on this ordinarily tax-free income. In the third paragraph of page 2 of the Prospectus, the Fund discloses to shareholders that it may not be a suitable investment for
                    investors subject to the alternative minimum tax due to its investments in private activity bonds.

COMMENT 4.   THE FUND'S INVESTMENT POLICIES STATE: "THE MUNICIPAL OBLIGATIONS IN
             THE FUND'S PORTFOLIO WILL HAVE AN ANTICIPATED AVERAGE
             DOLLAR-WEIGHTED MATURITY RANGE OF SEVEN TO 10 YEARS, WITH A MAXIMUM
             AVERAGE DOLLAR-WEIGHTED MATURITY OF 12 YEARS. AT LEAST 80% OF THE
             FUND'S NET ASSETS WILL HAVE A MATURITY OF 15 YEARS OR LESS." THE
             SEC HAS A POLICY THAT THE MAXIMUM BE 12 YEARS. IT APPEARS THAT THE
             80% POLICY DOES NOT COMPLY WITH THE STAFF'S POSITION.

                    Response 4. In its "Frequently Asked Questions about Rule
                    35d-1," the staff of the Securities and Exchange Commission clarified that the "names rule" did not apply to mutual
                    funds whose names suggest that the funds invest in bonds of a particular maturity. However, the staff reiterated in the
                    FAQ its position that a "short term," "intermediate term" or
                    "long term" bond fund should have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years, but less than 10 years, or more than 10 years."
                    Investment Company Act Release No. IC-15612 (March 9, 1989),
                    Guide 20 to proposed Form N-7 provides: "[i]f the trust has a name or investment objective that characterizes the
                    maturity of its securities portfolio, the dollar-weighted
                    average portfolio maturity of the trust must reflect the
                    characterization." Neither the Fund's name nor its
                    investment objective characterize the maturity of the
                    portfolio. The Fund has a fundamental policy of investing at least 80% of its assets in intermediate term bonds that pay interest that is exempt from federal income taxes.
                    Consistent with the staff's position on average weighted
                    maturities, the Fund states in its prospectus that it
                    generally expects to have a dollar-weighted average maturity of 7 to 10 years. However, because the Fund calls itself a
                    "limited term" bond, fund and not an "intermediate term"
                    bond fund, the Fund "limits" its maximum average dollar
                    weighted maturity to 12 years and invests at least 80% of

                    its assets in bonds with a maturity of 15 years or less (so long as the average dollar-weighted maturity of its
                    portfolio does not exceed 12 years). Thus, because the Fund neither calls itself an "intermediate term" bond fund nor
                    has an investment objective that characterizes the maturity of its portfolio, the Fund believes that it is not subject to the Staff's positions on dollar-weighted average
                    portfolio maturity and that the Fund's investment strategies are appropriate given its name.

COMMENT 5.   CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE OR AS
             A FOOTNOTE TO THE FEE TABLE AND IN THE EXAMPLE.

                    Response 5. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges
                    its clients. Therefore, it should not be included in the fee table, as a footnote to the fee table or in the Example.

COMMENT 6.   IF A DESCRIPTION OF THE FUND'S POLICIES AND PROCEDURES WITH RESPECT
             TO THE DISCLOSURE OF THE FUND'S PORTFOLIO SECURITIES IS AVAILABLE
             ON THE FUND'S WEBSITE, PLEASE SO STATE IN THE PROSPECTUS.

                    Response 6. Such a description does not appear on the Fund's website.

COMMENT 7.   HAVE FUND SHAREHOLDERS APPROVED THE AMENDED AND RESTATED INVESTMENT
             ADVISORY AGREEMENT?

                    Response 7. The Fund's investment advisory agreement was
                    amended and restated to remove the administrative services component from the Management Agreement and to reduce the
                    investment advisory fee. The administrative services
                    previously provided to the Fund by the Investment Adviser
                    are being provided by Morgan Stanley Services Company Inc.
                    ("Administrator") pursuant to a separate administration
                    agreement entered into by the Fund with the Administrator.
                    Such change resulted in a reduction in the advisory fee
                    concurrent with the implementation of an administration fee equal to the amount of the advisory fee reduction pursuant to the new administration agreement. Shareholder approval
                    was not required.

COMMENT 8.   CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING FAIR VALUATION TO
             THE SECTION "PRICING FUND SHARES".

                    Response 8. We respectfully acknowledge the comment, but
                    believe the current disclosure is sufficient.

COMMENT 9.   SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT TO THE
             FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES WITHOUT PRIOR
             NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN THE "LIMITATIONS
             ON EXCHANGES" SECTION OF THE PROSPECTUS HAS BEEN ADEQUATELY
             PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE 11A-3. CLARIFY THAT
             THE FUND WOULD ONLY REJECT THE PURCHASE PORTION OF AN EXCHANGE
             REQUEST.

                    Response 9. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to
                    address market timing abuses as they occur. The Release
                    adopting the rules requiring enhanced market timing
                    disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further, written
                    notice of the policy, as disclosed in the Fund's prospectus, is consistent with the provisions of Rule 11a-3(b)(6)(ii).
                    Exchange requests consist of a redemption of Fund shares and a simultaneous purchase of another fund's shares. The Fund reserves the right to reject any exchange request for any
                    reason. The Fund would not reject a valid redemption
                    request.

COMMENT 10.  CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING REVENUE SHARING TO
             THE SECTION "ADDITIONAL INFORMATION".

                    Response 10. We respectfully acknowledge the comment, but
                    believe the current disclosure is sufficient.

COMMENT 11.  IN THE "HOW TO EXCHANGE SHARES - EXCHANGE PROCEDURES" SECTION,
             PLEASE REPLACE THE WORD "ACCEPTED" WITH "RECEIVED" OR ANOTHER TERM
             TO THAT EFFECT, IN ACCORDANCE WITH RULE 22C-1, WITH RESPECT TO THE
             FOLLOWING SENTENCE: "AN EXCHANGE TO ANY MORGAN STANLEY FUND (EXCEPT
             A MONEY MARKET FUND) IS MADE ON THE BASIS OF THE NEXT CALCULATED
             NET ASSET VALUES OF THE FUNDS INVOLVED AFTER THE EXCHANGE
             INSTRUCTIONS ARE ACCEPTED." [EMPHASIS ADDED]

                    Response 11. The disclosure has been so revised.

COMMENT 12.  EXPLAIN SUPPLEMENTALLY WHETHER THE FOLLOWING SENTENCE INCLUDED
             UNDER "THE FUND-FUND-MANAGEMENT" IS CONSISTENT WITH ITEM 5(A)(2)
             AND ITEM 15(A) OF FORM N-1A: "THE COMPOSITION OF THE TEAM MAY
             CHANGE WITHOUT NOTICE FROM TIME TO TIME."

                    Response 12. Item 5(a)(2) requires disclosure of the persons
                    "primarily responsible for the day-to-day management of the
                    Fund's portfolio ("Portfolio Manager")," and Item 15(a)
                    requires certain disclosure regarding such persons'
                    management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised of
                    persons "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed
                    under Item 5(a)(2) and Item 15(a)) and persons who are not.
                    The referenced disclosure states that the composition of the team may change without notice from time to time. We note
                    supplementally that to the extent that a team member with
                    primary responsibility for the day-to-day management of the
                    Fund's portfolio changes, the Fund intends to supplement its
                    Prospectus and its Statement of Additional Information with the information required by Item 5(a) (2) and Item 15 (a)
                    for such team member.

             COMMENTS TO THE SAI
             -------------------

COMMENT 13.  PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES APPLICABLE
             DISCLOSURE REGARDING "SEGREGATING ASSETS" IN CONNECTION WITH THE
             FUND'S USE OF DERIVATIVES.

                    Response 13. The Fund's registration statement contains this disclosure.

COMMENT 14.  IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
             COMPENSATION STRUCTURE," INCLUDE ONLY THE DISCRETIONARY
             COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING
             THE LAST YEAR.

                    Response 14. We believe the current disclosure is in
                    compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its
                    portfolio managers. The Release notes that the purpose of
                    this disclosure is to help investors better understand a
                    portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise
                    when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our
                    view, should include all possible forms of compensation that are available to the portfolio manager in connection with
                    managing the portfolio and other accounts.

COMMENT 15.  PLEASE REVISE THE "DISCLOSURE OF PORTFOLIO HOLDINGS" SECTION TO (I)
             CLARIFY WHAT TIME LAG THERE IS WITH RESPECT TO DISSEMINATION OF
             PUBLIC PORTFOLIO HOLDINGS INFORMATION, (II) CLARIFY WHICH
             EXEMPTIONS AND EXCEPTIONS TO THE POLICY EXIST AND (III) INCLUDE AN
             EXHAUSTIVE LIST OF THOSE PERSONS WHO MAY RECEIVE NON-PUBLIC
             PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A
             NON-DISCLOSURE AGREEMENT. PLEASE SUPPLEMENTALLY DISCUSS WHY PERSONS
             WHO OWE A DUTY OF TRUST OR CONFIDENCE TO THE FUND MAY RECEIVE
             NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A
             NON-DISCLOSURE AGREEMENT. PLEASE PROVIDE A LIST OF ALL ONGOING
             ARRANGEMENTS.

                    Response 15. With respect to clause (i), we respectfully
                    acknowledge the comment, but believe the current disclosure is sufficient. With respect to clauses (ii) and (iii), the disclosure has been so revised. Persons who owe a duty of
                    trust or confidence to the Fund (such as lawyers and
                    accountants) have non-disclosure obligations with respect to many kinds of information concerning the Fund, including
                    non-public portfolio holdings information. Requiring such
                    persons to enter into a non-disclosure agreement would be
                    redundant. A current list of all ongoing arrangements has
                    been added to the definitive SAI.

COMMENT 16.  PROVIDE FURTHER FUND SPECIFIC DISCLOSURE PURSUANT TO ITEM 12(B)(10)
             OF FORM N-1A.

                    Response 16. Additional disclosure has been added to the SAI in compliance with Item 12(b)(10) of Form N-1A.

COMMENT 17.  IN THE SECTION ENTITLED "MANAGEMENT OF THE FUND - MANAGEMENT
             INFORMATION" IN THE LAST SENTENCE OF THE PARAGRAPH THAT BEGINS "THE
             FUND DOES NOT HAVE A SEPARATE NOMINATING COMMITTEE....," AND THEN
             STATES "NOMINATIONS FROM SHAREHOLDERS SHOULD BE IN WRITING AND SENT
             TO THE INDEPENDENT TRUSTEES AS DESCRIBED BELOW." PLEASE REVISE THE
             DISCLOSURE TO MAKE CLEAR WHAT IS MEANT BY "AS DESCRIBED BELOW."

                    Response 17. The disclosure has been revised to read as
                    follows: "Nominations from shareholders should be in writing and sent to the Independent Trustees as described below
                    under the caption "Shareholder Communications."

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-8687. Thank you.

Sincerely,

/s/ Edward Meehan

Edward Meehan